Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING ANNOUNCES 2017 ANALYST AND INVESTOR DAY HIGHLIGHTS AND ACTIVITY UPDATE

Calgary, Alberta, Canada – May 15, 2017

Precision Drilling Corporation ("Precision") is hosting its Analyst and Investor Day today at its Technical Services Center in Houston. Key items that will be discussed at the event are highlighted below and a full presentation of the event can be found on Precision's website.

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release.

Technology Update

Today's technology discussion is focused on several field-ready technology building blocks: Drilling Equipment Control System, Process Automation Control, Directional Guidance System, High Speed Downhole Data, Optimization and Apps. Beta-style field trials of these technologies are ongoing and Precision is pleased with its progress to date including:

•	Drilling Equipment Control System: largest installed fleet of AMPHION control systems
•	Process Automation Control: 15 rigs installed with NOVOS
•	Directional Guidance System: 121 wells and 1.5 million feet drilled
•	High Speed Downhole Data Communication (wired drill pipe): 384 thousand feet drilled representing more than 96% of the total footage drilled on land to date utilizing wired drill pipe

Precision is at the forefront of automation and is uniquely positioned with its existing Super Series drilling rig fleet to achieve scalability and cost efficient execution of these technologies. Management expects to commercialize these automation features in 2017.

Precision's 2017 Strategic Priorities

At the beginning of the year, Precision published three strategic priorities for 2017:

•	Deliver High Performance, High Value service offerings in an improving demand environment while demonstrating fixed cost leverage.
•	Commercialize rig automation and efficiency-driven technologies across our Super Series fleet.
•	Maintain strict financial discipline in pursuing growth opportunities with a focus on free cash flow and debt reduction.

Activity Update
In Canada, Precision has averaged 30 active rigs quarter-to-date with 21 rigs currently active with six additional rigs temporarily waiting on location for better weather before moving to the next pad. Precision expects current Canadian activity to be at trough levels for the year due to the Canadian market's annual spring break up. In the U.S., Precision currently has 55 active rigs and quarter-to-date average active rig count in the U.S. is 58 rigs. Precision expects to have five additional rigs contracted and activated over the next three weeks. Internationally, activity continues to progress as expected with eight rigs active in the quarter.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Certain statements contained in this release, including statements that contain words such as "achieve", "expect" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").
In particular, forward looking information and statements include, but are not limited to, the following:
•	our anticipated commercialization of certain automation features in 2017;
•	rigs temporarily waiting on location for better weather before moving to the next pad; and
•	our expectation of five additional rigs contracted and activated over the next three weeks.
These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:
•	the status of current negotiations with our customers;
•	existing term contracts are neither renewed nor terminated prematurely;
•	our ability to deliver rigs to customers on a timely basis; and
•	the general stability of the economic and political environments in the jurisdictions where we operate.
Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
•	Our customers' inability to obtain adequate credit or financing to support their drilling and production activity;
•	changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;
•	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
•	the effects of seasonal and weather conditions on operations and facilities;
•	the availability of qualified personnel and management;
•	a decline in our safety performance which could result in lower demand for our services;
•
changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;

•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision's ability to respond to such conditions.
Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision's Annual Information Form for the year ended December 31, 2016, which may be accessed on Precision's SEDAR profile at www.sedar.com or under Precision's EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a results of new information, future events or otherwise, except as required by law.
About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer

403.716.4566
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com